Exhibit 99.3

TITAN TRADING ANALYTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438-1239 Fax: (866) 665-5702

FOR IMMEDIATE RELEASE – Edmonton, Alberta
TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

TITAN TRADING ANALYTICS INC. ANNOUNCES PRIVATE PLACEMENT CLOSING

June 10, 2010– Titan Trading Analytics Inc. (the “Corporation”) is pleased to announce the closing of a non‐brokered private placement of units (“Units”) which raised CDN $1,948,400. The Corporation will issue 19,484,000 Units at CDN $0.10 per Unit. Each Unit consists of one common share (“Common Share”) and one full common share purchase warrant (a “Warrant”).  Each whole Warrant is exercisable into one Common Share at a price of CDN$0.33 per Common Share during the twenty‐four month period following the date of closing and will expire June 10, 2013.

The Corporation paid a total of CDN $38,640 in finder’s fees to arm’s length parties. The Common Shares and Warrants comprising the Units and the Common Shares issuable upon exercise of the Warrants are subject to a four (4) month restricted period which expires on October 11 2011. Closing of the private placement is subject to TSX Venture Exchange approval.

The net proceeds from the placement will be used to enhance marketing and training programs, software development and for working capital.

About Titan
Titan Trading Analytics Inc. is a premier provider of behavioral trading research. Trade signals are distributed via a powerful financial analysis and electronic trading software platform which captures and analyzes real-time market tick data and identifies trade opportunities based on numerous historical patterns, identified by Titan’s Trade Recommendation Engine™ (TRE). Titan’s flagship product, TickAnalyst™, delivers trading signals to proprietary trading firms and hedge funds via a cutting edge browser-based interface.  Titan’s internally developed products and services are at the forefront of the high growth global investment management and automated trading industry.

Forward-Looking Statements
Except for historical information contained herein, the matters set forth above may be forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Such forward-looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors such as the financial crisis in the US, consumer spending, the amount of sales of the Company's products, the competitive environment within the industry, the ability of the Company to continue to expand its operations, the level of costs incurred in connection with the Company's expansion efforts, economic conditions in the industry and the financial strength of the Company's clients. The Company does not undertake any obligation to update such forward-looking statements. Investors are also directed to consider all other risks and uncertainties. Accordingly, readers should not place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc.
Irene Midgley
780-973-6996
imidgley@titantrading.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.